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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STAEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                          Atheros Communications, Inc.
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                                (Name of Issuer)

                     Common Stock, $.0005 par value per share
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                         (Title of Class of Securities)

                                    04743P108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]  Rule 13d-1(b)
        [_]  Rule 13d-1(c)
        [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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

Item 1(a).       Name of Issuer:
                 --------------

                 Atheros Communications, Inc.

Item 1(b).       Address of Issuer's Principal Executive Offices:
                 -----------------------------------------------

                 5480 Great America Parkway, Santa Clara, CA 95054.

Item 2(a).       Names of Persons Filing:
                 -----------------------

                 New Enterprise Associates 9, Limited Partnership ("NEA 9"); New Enterprise Associates 10, Limited Partnership ("NEA 10"); New Enterprise Associates 11, Limited Partnership ("NEA 11"); NEA Partners 9, Limited Partnership ("NEA Partners 9"), which is the sole general partner of NEA 9; NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10; NEA Partners 11, Limited Partnership ("NEA Partners 11"), which is the sole general partner of NEA 11; NEA 11 GP, LLC (the "GPLLC") which is the sole general partner of NEA Partners 11; Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry"), (each a "General Partner" and collectively, the "General Partners"). Barris, Kramlich, Morris, Nehra, Newhall and Perry are individual general partners of NEA Partners 9. Barris, Kramlich, Morris, Newhall and Perry are individual general partners of NEA Partners 10 and individual managers of the GPLLC. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b).       Address of Principal Business Office or, if None, Residence:
                 -----------------------------------------------------------

                 The address of the principal business office of NEA 9, NEA Partners 9, NEA 10, NEA Partners 10, NEA 11, NEA Partners 11, the GPLLC, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kramlich, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is One Freedom Square, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

Item 2(c).       Citizenship:
                 -----------

                 Each of NEA 9, NEA Partners 9, NEA 10, NEA Partners 10, NEA 11 and NEA Partners 11 is a limited partnership organized under the laws of the State of Delaware. The GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 2(d).       Title of Class of Securities:
                 ----------------------------

                 Common Stock, $.0005 par value ("Common Stock").

Item 2(e).       CUSIP Number: 04743P108.
                 ------------

Item 4.          Ownership.
                 ---------

                 Not applicable.

Item 5.          Ownership of Five Percent or Less of a Class.
                 --------------------------------------------

                 Each Reporting Person has ceased to own beneficially five percent (5%) or more of the Issuer's outstanding Common Stock.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2006

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP

      By:                *
          -----------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                  *
     ------------------------------------
       Charles W. Newhall III
       General Partner

NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:                *
          -----------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                  *
     ------------------------------------
       Charles W. Newhall III
       General Partner


NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:   NEA PARTNERS 11, LIMITED PARTNERSHIP

      By:                *
          -----------------------------------
             Charles W. Newhall III
             General Partner

NEA PARTNERS 11, LIMITED PARTNERSHIP

By:   NEA 11 GP, LLC, its General Partner

By:                  *
     ------------------------------------
       Charles W. Newhall III
       Manager


NEA 11 GP, LLC

By:                  *
     ------------------------------------
       Charles W. Newhall III
       Manager


             *
------------------------------
Peter J. Barris


             *
------------------------------
C. Richard Kramlich


             *
------------------------------
Peter T. Morris


             *
------------------------------
John M. Nehra


             *
------------------------------
Charles W. Newhall III


             *
------------------------------
Mark W. Perry

                                        *By:     /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact

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This Amendment No. 1 to Schedule 13G was executed by Louis S. Citron pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 11, 2005 in connection with the Schedule 13G filing for Atheros Communications, Inc., which Power of Attorney is incorporated herein by reference.

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Atheros Communications, Inc.

        EXECUTED as a sealed instrument this 24th day of January, 2006.

NEW ENTERPRISE ASSOCIATES 9, LIMITED PARTNERSHIP

By:   NEA PARTNERS 9, LIMITED PARTNERSHIP

      By:                *
          -----------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 9, LIMITED PARTNERSHIP

By:                  *
     ------------------------------------
       Charles W. Newhall III
       General Partner


NEW ENTERPRISE ASSOCIATES 10, LIMITED PARTNERSHIP

By:   NEA PARTNERS 10, LIMITED PARTNERSHIP

      By:                *
          -----------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP

By:                  *
     ------------------------------------
       Charles W. Newhall III
       General Partner

NEW ENTERPRISE ASSOCIATES 11, LIMITED PARTNERSHIP

By:   NEA PARTNERS 11, LIMITED PARTNERSHIP

      By:                *
          -----------------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS 11, LIMITED PARTNERSHIP

By:   NEA 11 GP, LLC, its General Partner

By:                  *
     ------------------------------------
       Charles W. Newhall III
       Manager


NEA 11 GP, LLC

By:                  *
     ------------------------------------
       Charles W. Newhall III
       Manager


             *
------------------------------
Peter J. Barris

             *
------------------------------
C. Richard Kramlich

             *
------------------------------
Peter T. Morris

             *
------------------------------
John M. Nehra

             *
------------------------------
Charles W. Newhall III

             *
------------------------------
Mark W. Perry

                                        *By:     /s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron as Attorney-in-Fact

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This Agreement to Amendment No. 1 to Schedule 13G was executed by Louis S.
Citron pursuant to a Power of Attorney which was filed with the Securities and Exchange Commission on February 11, 2005 in connection with the Schedule 13G filing for Atheros Communications, Inc., which Power of Attorney is incorporated herein by reference.